Eva Medtec, Inc.



ANNUAL REPORT

6300 W. Old Shakopee Road

Bloomington, MN 55438

(952) 217-6366

http://evamedtec.com

This Annual Report is dated April 3, 2023.

BUSINESS

Eva Medtec, Inc. ("Eva Medtec" or the "Company"). Sleep, pain, anxiety, and recovery are all huge industries that have big issues to solve. Eva Medtec addresses these issues by being the creator of Neuroglide, a system of automated therapy devices which are Class II FDA-cleared for OTC sales focused on pain and circulation.

Specifically the lymphatic system. The Company has plans to release a knee, lower leg, lumbar and cranial device in the near future. Eva Medtec has made over $100,000 in sales. We currently sell the device to practitioners and patients through word of mouth and the internet. We are working on reimbursement for patients of up to $8,500 per device. We look to sell into the workers' compensation, veteran administration, and physician markets. We are a way to automate manual lymphatic drainage. The device works by stimulating the lymphatic system.

The Company was founded on March 26, 2012, as Diva Medtec, LLC, a Minnesota limited liability company before changing its name to Eva Medtec, LLC on March 4, 2015. The Company then converted to a C-corporation under Minnesota law on July 7, 2016, as Eva Medtec, Inc.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $745,000.00
Number of Securities Sold: 745,000
Use of proceeds: Research & Development, General Operations, FDA and regulatory electrical testing, inventory, manufacturing set up.
Date: March 02, 2020
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $125,500.00
Number of Securities Sold: 83,667
Use of proceeds: Inventory, Manufacturing, General operating expenses
Date: June 01, 2021
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $144,100.00
Number of Securities Sold: 96,066
Use of proceeds: General Operations, Manufacturing and Inventory
Date: January 01, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $144,100.00
Number of Securities Sold: 96,066
Use of proceeds: General Operations, Manufacturing and Inventory
Date: January 01, 2022
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: pending
Number of Securities sold: pending
Use of proceeds: General Operations, Manufacturing, Marketing and Inventory
Date: December 20, 2022
Offering exemption relied upon: Reg CF Section 4(a)(6)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $68,149 compared to $54,140 in 2022

Cost of sales

Cost of Sales for fiscal year 2021 was $75,458 compared to $17,807 in fiscal year 2022.

Gross margins

Gross margins for fiscal year 2021 were ($7,308) compared to $36,333 in fiscal year 2022.

Expenses

Expenses for fiscal year 2021 were $914,452 compared to $298,324 in fiscal year 2022.

Historical results and cash flows:

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are in the process of hiring a sales force. Past cash was primarily generated through equity investments and word-of-mouth sales. Our goal is to make several key hires to the sales team and begin our sales efforts in the Workers' Compensation, Veteran Administration, Direct to Physician, and Direct to Consumer Markets.

Liquidity and Capital Resources

At December 31, 2022 the Company had cash of $41,261.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Promissory Note - Kenneth Jarvis
Amount Owed: $70,000.00
Interest Rate: 14.0%
Maturity Dates: April 16, 2023, October 2, 2023 & November 2, 2023

Creditor: Promissory Note - Irene and Robert Waldridge
Amount Owed: $32,000.00
Interest Rate: 8.00%
Maturity Date: 2023

Creditor: Promissory Note - Breah Waldridge
Amount Owed: $10,000.00
Interest Rate: 8.00%
Maturity Date: 2023

Creditor: Promissory Note - David Rupp
Amount Owed: $10,000.00
Maturity Date: 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Foster Dinusson
John Foster Dinusson's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: July, 2022 - Present

Responsibilities: Responsible for the general active management of the company's business, carrying out all orders and resolutions of the board of directors, and performing other duties as prescribed by the board of directors. A $150,000 executive salary has been approved by the board of directors however John is currently deferring this salary until financing of approximately $250,000 is secured to maintain the growth of the company.

Position: Board Director
Dates of Service: September, 2022 - Present
Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

Other business experience in the past three years:
Employer: Subiomed
Title: Interim CEO and President
Dates of Service: May, 2022 - July, 2022
Responsibilities: Interim CEO and President

Other business experience in the past three years:

Employer: OrthoCor Medical, Inc
Title: Founder, CEO & President
Dates of Service: July, 2007 - September, 2021

Responsibilities: Founder, CEO & President

Other business experience in the past three years:

Employer: University of Minnesota
Title: Adjunct Faculty
Dates of Service: August, 2016 - June, 2020
Responsibilities: Planning and creating lectures, in-class discussions, and assignments.

Name: Irene Ann Waldridge
Irene Ann Waldridge 's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder/CTO
Dates of Service: July, 2016 - Present

Responsibilities: Inventor of the Neuroglide system, product research and development. Not given a salary.

Position: Chairman of the Board
Dates of Service: July, 2016 - Present
Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

Name: Toni May Hastings
Toni May Hastings's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: VP of Administration
Dates of Service: April, 2017 - Present
Responsibilities: Operational Administration of Quality Systems, Manufacturing and business office.

Name: David Edward Rupp
David Edward Rupp's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President of Marketing

Dates of Service: November, 2019 - Present

Responsibilities: Support the CEO and Founder with marketing materials and give investment pitches as needed. Not given a salary.

Position: Board Director
Dates of Service: November, 2019 - Present
Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Irene A. Waldridge
Amount and nature of Beneficial ownership: 4,682,667
Percent of class: 52.77

RELATED PARTY TRANSACTIONS

Name of Entity: Irene & Robert Waldridge
Relationship to Company: Director
Material Terms: In 2022, the Company issued four promissory notes to one of its shareholders, Irene Waldridge, in the aggregate amount of $ 32,000.

Name of Entity - Breah Waldridge
Relationship to Company: Relative of Director
Material Terms: In 2022, the Company issued one promissory notes to one of its shareholders, Breah Waldridge, in the aggregate amount of $10,000.

Name of Entity - David Rupp
Relationship to Company: Board Director
Material Terms: In 2022, the Company issued one promissory notes to one of its shareholders, David Rupp, in the aggregate amount of $10,000.

OUR SECURITIES

Common Stock

The amount of security authorized is 50,000,000 with a total of 8,873,067 outstanding.

Voting Rights: One vote per share. *Please see voting rights of crowdfunding securities below.

Material Rights:

The total amount outstanding includes 195,624 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,264,493 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in under Crowdfunding Reg CF Section 4(a)(6):

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dissenters' Rights Prohibition. A shareholder's right to dissent from or obtain payment for the fair value of the shareholder's shares are limited to the fullest extent permitted by Minnesota law. Pursuant to relevant Minnesota statutes, a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder's shares in the event of an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (1) alters or abolishes a preferential right of the shares; (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (4) excludes or limits the right of a shareholder to vote on a matter or to accumulate votes.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk: An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections: There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess: The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities is limited: Any Common Stock purchased is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time: You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed: The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital: We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment: We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds from our Offerings. The use of proceeds described is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information: Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in our offerings may include investments from company insiders or immediate family members: Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in our offerings. Minority Holder; Securities with Voting Rights: The Common Stock that an investor is buying has voting rights attached to them. However, you may be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company: You are trusting in management discretion, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds: The company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Past offerings involved "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits: Eva Medtec was formed on 07/07/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eva Medtec has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history: The Company has a short history, few customers, and effectively not much revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly: One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective: Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them: Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business: To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time: Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business: We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The CEO of the Company was involved in prior litigation while serving on the board of directors of a prior business: John Dinusson, CEO of Eva Medtec, Inc., previously served as President of an unrelated company that was named as a co-defendant in a patent infringement claim in 2019. The claim was dismissed with prejudice in 2020 and John is no longer involved with that unrelated company. While this specific claim was dismissed as unmeritorious and litigation in this industry is common, investing in a company whose CEO has a history of litigation may pose a risk to your investment. The Chief Executive Officer does not currently receive a salary for his role with the Company: Eva Medtec is a developing company that does not currently generate consistent revenue. Accordingly, the CEO of Eva Medtec (John Dinusson) does not currently receive a salary for his work. Although a $150,000 executive salary has been approved by the board of directors, John is currently deferring this salary until financing of approximately $250,000 is secured in order to maintain the growth of the Company. Although he has chosen to defer this compensation amount, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 3, 2023.

Eva Medtec, Inc.

By /s/ *John Dinusson*

      Name: Eva Medtec, Inc

      Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

EVA MEDTEC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eva Medtec, Inc.
Bloomington, Minnesota

We have reviewed the accompanying financial statements of Eva Medtec, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 17, 2023
Los Angeles, California

EVA MEDTEC INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	41,261	$	20,486
Inventory		235,611		226,759
Prepaids and Other Current Assets		36,123		36,123
Total Current Assets		**312,996**		**283,368**
Property and Equipment, net		123,729		172,338
Intangible Assets		9,686		11,301
Security Deposit		6,500		6,500
Total Assets	**$**	**452,911**	**$**	**473,507**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	97,086	$	90,833
Credit Cards		37,131		36,087
Line of Credit		19,736		16,174
Current Portion of Loans and Notes		122,000		1,712
Deferred Rent		165		165
Other Current Liabilities		2,265		2,183
Total Current Liabilities		**278,383**		**147,154**
Promissory Notes and Loans		-		50,000
Total Liabilities		**278,383**		**197,154**
STOCKHOLDERS EQUITY				
Common Stock		7,413		7,317
Additional Paid in Capital		4,581,049		4,414,520
Retained Earnings/(Accumulated Deficit)		(4,413,934)		(4,145,484)
Total Stockholders' Equity		**174,528**		**276,353**
Total Liabilities and Stockholders' Equity	**$**	**452,911**	**$**	**473,507**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 54,140	$ 68,149
Cost of Goods Sold	17,807	75,458
Gross profit	36,333	(7,308)
Operating expenses		
General and Administrative	282,057	786,101
Research and Development	1,221	31,593
Sales and Marketing	15,045	96,757
Total operating expenses	298,324	914,452
Operating Income/(Loss)	(261,991)	(921,760)
Interest Expense	6,779	3,967
Other Loss/(Income)	(320)	(40,630)
Income/(Loss) before provision for income taxes	(268,450)	(885,098)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (268,450)	$ (885,098)

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**7,048,217**	**$ 7,048**	**$ 3,705,028**	**$ (3,260,386)**	**$ 451,690**
Issuance of Stock	268,667	269	608,515		608,784
Share-Based Compensation			100,976		100,976
Net income/(loss)				(885,098)	(885,098)
Balance—December 31, 2021	**7,316,884**	**7,317**	**4,414,520**	**(4,145,484)**	**$ 276,353**
Issuance of Stock	96,066	96	147,004		147,100
Share-Based Compensation			19,525		19,525
Net income/(loss)				(268,450)	(268,450)
Balance—December 31, 2022	**7,412,950**	**$ 7,413**	**$ 4,581,049**	**$ (4,413,934)**	**$ 174,528**

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(268,450)	$	(885,098)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		48,609		48,609
Amortization of Intangibles		1,614		1,614
Share-based Compensation		19,525		100,976
Changes in operating assets and liabilities:				
Inventory		(8,852)		(160,640)
Prepaids and Other Current Assets		-		381
Accounts Payable		6,253		25,737
Credit Cards		1,044		15,153
Other Current Liabilities		83		252
Net cash provided/(used) by operating activities		**(200,174)**		**(853,015)**
CASH FLOW FROM INVESTING ACTIVITIES				
Proceeds from sale of equipment		-		7,005
Net cash provided/(used) in investing activities		**-**		**7,005**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		147,100		608,784
Line of Credit		3,561		1,899
Borrowing on Promissory Notes and Loans		70,288		2,046
Net cash provided/(used) by financing activities		**220,949**		**612,729**
Change in Cash		20,776		(233,281)
Cash—beginning of year		20,486		253,766
Cash—end of year	$	**41,261**	$	**20,486**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	6,779	$	3,967
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		$ 1,285,667
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Eva Medtec Inc. was incorporated on July 7, 2016 in the state of Minnesota. The financial statements of Eva Medtec Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bloomington, Minnesota.

Eva Medtec Inc. is the creator of Neuroglide, a system of automated therapy devices which provide effective, convenient, and sustainable pain management solutions. Eva Medtec team has worked tirelessly to develop proprietary technology, fine-tune manufacturing techniques, and demonstrate their product's therapeutic efficacy under clinical settings. In 2021, Eva Medtec's flagship product, the Neuroglide Back/Neck Pad, was FDA-cleared for sale to consumers, validating what they already knew: that Neuroglide has enormous potential to improve the lives of those living with pain. Eva Medtec Inc manufactures in-house and sells the Neuroglide Back System online and through word of mouth to MLD therapists. The Company plans to sell its devices to The Workers Comp, VA and direct to physician markets both with direct sales representatives and distributors.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw goods, work in progress, and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Software	3 years
Manufacturing Equipment	5 years
Furniture and Equipment	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patents in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Eva Medtec is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of clinically validated pain relief and recovery device called Neuroglide to clinicians and final consumers.

Cost of sales

Costs of goods sold include the cost of material.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $15,045 and $96,757, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Raw goods	180,876	183,149
Finished goods	4,450	25,810
Work in progres	50,285	17,800
Total Inventory	**$ 235,611**	**$ 226,759**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consists primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Tax Receivable	26,645	26,645
Prepaids	9,478	9,478
Total Prepaids and Other Current Assets	**$ 36,123**	**$ 36,123**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll Liabilities	1,940	1,963
Income Tax Payable	325	220
Total Other Current Liabilities	**$ 2,265**	**$ 2,183**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Software and Equipment	$ 51,972	$ 51,972
Manufacturing Equipment	262,905	262,905
Furniture and Equipment	14,468	14,468
Property and Equipment, at Cost	**329,345**	**329,345**
Accumulated depreciation	(205,616)	(157,007)
Property and Equipment, Net	**$ 123,729**	**$ 172,338**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $48,609 and $48,609, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 16,144	$ 16,144
Intangible assets, at cost	**16,144**	**16,144**
Accumulated amortization	(6,458)	(4,843)
Intangible assets, Net	**$ 9,686**	**$ 11,301**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $1,614 and $1,614 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Expense
2023	$ 1,614
2024	1,614
2025	1,614
2026	1,614
Thereafter	3,229
Total	**$ 9,686**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with a par value $0.001. As of December 31, 2022, and December 31, 2021, 7,412,950 and 7,316,884 Common Shares, respectively, have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 6,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	845,623	$	0.04558	-
Granted	278,470	$	0.04558	
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	1,124,093	$	0.04558	7.39
Exercisable Options at December 31, 2021	1,124,093	$	0.04558	7.39
Granted	388,400	$	0.04558	
Execised	-	$	-	
Expired/Cancelled	248,000	$	-	
Outstanding at December 31, 2022	1,264,493	$	0.04558	6.39
Exercisable Options at December 31, 2022	1,264,493	$	0.04558	6.39

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $17,702 and $90,070, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	41,600	$ 0.04558	-
Granted	197,691	$ 0.04558	
Execised	(83,667)	$ 0.04558	
Expired/Cancelled	-		
Outstanding at December 31, 2021	155,624	$ 0.04558	9.71
Granted	40,000	$ 0.04558	
Execised	-	$ 0.04558	
Expired/Cancelled	-		
Outstanding at December 31, 2022	195,624	$ 0.04558	8.41

Warrant expense for the years ended December 31, 2021, and December 31, 2020 was $1,823 and $10,906, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Kenneth Jarvis	$ 50,000	14.00%	10/27/2021	4/16/2023	$ 7,000	$ 8,167	$ 50,000	$ -	$ 58,167	$ 1,167	$ 1,167	$ -	$ 50,000	$ 50,000
Promissory Note - Kenneth Jarvis	$ 10,000	14.00%	4/2/2022	10/2/2023	$ 1,047	$ 1,047	$ 10,000	$ -	$ 11,047	$ -	$ -	$ -	$ -	$ -
Promissory Note - Kenneth Jarvis	$ 10,000	14.00%	5/2/2022	11/2/2023	$ 932	$ 932	$ 10,000	$ -	$ 10,932	$ -	$ -	$ -	$ -	$ -
Promissory Note - Breah Waldridge	$ 10,000	8.00%	7/28/2022	1/28/2023	$ 342	$ 342	$ 10,000	$ -	$ 10,342	$ -	$ -	$ -	$ -	$ -
Promissory Note- Irene and Robert Waldridge	$ 34,156	2.59%	3/1/2017	3/1/2022	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,712	$ -	$ 1,712
Promissory Note - David Rupp	$ 10,000	0.00%	7/28/2022	on demand	$ -	$ -	$ 10,000	$ -	$ 10,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/7/2022	12/7/2023	$ 454	$ 454	$ 10,000	$ -	$ 10,454	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/27/2022	12/27/2023	$ 410	$ 410	$ 10,000	$ -	$ 10,410	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 2,000	8.00%	6/12/2022	1/12/2023	$ 89	$ 89	$ 2,000	$ -	$ 2,089	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene & Robert Waldridge	$ 10,000	8.00%	6/22/2022	1/22/2023	$ 421	$ 421	$ 10,000	$ -	$ 10,421	$ -	$ -	$ -	$ -	$ -
Total					$ 10,694	$ 11,861	$ 122,000	$ -	$ 133,861	$ 1,167	$ 1,167	$ 1,712	$ 50,000	$ 51,712

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 122,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-
Total	$ 122,000

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(282,863)	$	(282,863)
Valuation Allowance		282,863		282,863
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(798,266)	$	(690,000)
Valuation Allowance		798,266		690,000
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,591,774, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,591,774. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In 2022, the Company issued four promissory notes to its shareholder, Irene and Robert Waldridge, in the aggregate amount of $32,000. The notes bear an interest rate of 8% and has a maturity date set in 2023. As of December 31, 2022, the outstanding balance of the notes is $32,000.

On July 28, 2022, the Company issued a promissory note to its shareholder, Breah Waldridge, in the amount of $10,000. The notes bear an interest rate of 8% and has a maturity date set on January 28, 2023. As of December 31, 2022, the outstanding balance of the note is $10,000.

On July 28, 2022, the Company issued a promissory notes to its shareholder, David Rupp, in the amount of $10,000. As of December 31, 2022, the outstanding balance of the note is amount of $10,000.

12.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 17, 2023, which is the date the financial statements were available to be issued.

In 2023, the Company raised $93,225 by issuing 77,423 Common Stock on the StartEngine CF platform.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $261,991 an operating cash flow loss of $200,174, and liquid assets in cash of $41,261, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John Dinusson, Principal Executive Officer of Eva Medtec, Inc., hereby certify that the financial statements of Eva Medtec, Inc. included in this Report are true and complete in all material respects.

John Dinusson

President & CEO